FORÇA E LUZ
CATAGUAZES
LEOPOLDINA

Praça Rui Barbosa, 80
36770-901 - Cataguases – MG
Brasil

April 6th, 2006

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

RE: Companhia Força e Luz Cataguazes Leopoldina
12g3-2(b) File No. 82-5147
CUSIP No. 20441V106 & 20441V205
SEC F-6 File No. 333-13370

Dear Mr. Zarb / Ms. Prieto:

We enclose a copy of the following documents of Companhia Força e Luz Cataguazes Leopoldina for your files:

1. Company Notice, dated February 23, 2006
2. Investor Relations Monthly Report, dated February 28, 2006
3. Company Notice, dated March 22, 2006
4. Material Fact, dated March 27, 2006
5. Material Fact, dated March 27, 2006 (II)
6. Investor Relations Monthly Report, dated March 28, 2006
7. Material Fact, dated March 29, 2006
8. Notice to the Shareholders, dated April 3, 2006
9. Notice to the Shareholders, dated April 4, 2006

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

MAURÍCIO PEREZ BOTELHO
Investor Relations Director

A copy has also been sent to The Bank of New York c/o Ms. Veronica Westberg

Investor Relations Monthly Report - February 28th, 2006 Edition

CFLCL Board of Directors approve a capital increase of R$100 million

In continuation of its capital structure enhancement program, cost reduction and increase in debt tenor terms implemented by the Sistema Cataguazes-Leopoldina, on February 21st, 2006 the Board of Directors of the holding company Companhia Força e Luz Cataguazes-Leopoldina (CFLCL) approved to raise the Company's capital by R$100 million, through a private subscription of 43,859,650,000 new common shares, to current shareholders, at the price of R$2.28 per lot of thousand shares.

All shareholders holding common and/or preferred shares shall have pre-emptive rights to subscribe the shares on or before March 23rd, 2006, at the proportion of 33.4597 for each hundred shares currently held, regardless of type. Shareholders may also declare interest in reserving surpluses in the subscription form.

Shareholders interested in subscribing should proceed as follows: approach securities brokers, for shares in custody at the Companhia Brasileira de Liquidação e Custódia (Brazilian Custody Investment Company) – CBLC and at the addresses of the Company for shares not in custody at this institution.

CFLCL in the international debt note market

Also in continuation of its debt enhancement program, Companhia Força e Luz Cataguazes-Leopoldina issued the second series of a note in the international market through its Short Term Note programme. The programme provides for the issue of up to USD 150 million in international market. USD 47 million was raised in the first two tranches, where the first was issued in November, with an 18-month term and the second in February, with a 24-month term and coupon of 8% per annum plus exchange rate variation. To avoid any exchange rate risk, all transactions include a swap mechanism.

Consolidated operating revenue was R$ 183.7 million in January 2006

The consolidated gross operating revenue recorded by Cataguazes-Leopoldina stood at R$183.7 million in January 2006, which represents a year-on-year increase of 21.1%. Of the amount recorded, R$10 million derives from revenue from the use of the transmission and distribution system (TUSD) by free consumers, as compared to R$5.2 million in January 2005. If the demand by free consumers is considered, the consumption of electricity in January 2006 in the concession areas of the companies comprising the Sistema Cataguazes-Leopoldina amounts to 567 GWh, reflecting an increase of 3.2% in comparison to the demand recorded in January 2005.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January of 2006

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	35.0	9.9	49.1	10.2	74.1	183.7
Growth % (*)	+13.3	+17.7	+19.3	+16.0	+33.8	+21.1
Electricity Sales – GWh (a+b)	90	23	186	49	220	567
a) Retail Market	77	22	138	41	186	464
• Residential	26	10	43	11	68	158
• Industrial	19	4	31	18	34	106
• Commercial	13	5	27	6	32	83
• Other classes	19	3	37	6	52	117
b) Free Consumers (FC)	13	1	47	8	34	103
Sales Increase - % (*)	+0.1	-4.5	+6.1	+4.0	+2.8	+3.2
• Residential	-2.6	-6.4	+3.1	+4.5	-0.1	+0.2
• Industrial + FC	+1.6	-2.7	+7.5	+4.4	+7.7	+6.0
• Commercial	-1.0	-7.1	+7.7	+2.8	-0.2	+1.9
• Other classes	+2.1	+2.8	+5.6	+2.7	+2.7	+3.6

(*) In relation to the same period of 2005, with free consumers.

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

AWARD ABRADEE
Three-time champion in Social Responsibility

Ticket Symbol
FLCL

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Preferred Class "A"
CFLCY – Common

Investor Relations Monthly Report - March 28th, 2006 Edition

Cataguazes-Leopoldina records a consolidated net income of R$41.3 million in 2005

Companhia de Força e Luz Cataguazes-Leopoldina (CFLCL) recorded a consolidated net income of R$41.3 million in 2005, reversing a loss of R$18.6 million in 2004. The subsidiary Energisa, an entity that holds the investments in Energipe, CELB and Saelpa and in which CFLCL has an interest of 50.1%, made the largest contribution to the company's results, obtaining a net income of R$75.4 million. CENF and Cat-Leo Cise closed the year posting R$11.8 million and R$5.2 million respectively. The individual results of the operating companies are set out below:

	Net Income (Loss) – R$ thousand		
Companies	2005	2004	Var. %
CFLCL	38,545	(20,048)	-
CENF	11,765	5,139	+ 129
Energipe	67,311	17,578	+ 283
CELB	4,935	2,996	+ 65
Saelpa	72,058	20,886	+ 245
Cat-Leo Cise	5,154	1,241	+ 315
UTE de Juiz de Fora	20,656	19,692	+ 5
CFLCL Consolidated	41,258	(18,618)	-

The consolidated revenue of the Sistema Cataguazes-Leopoldina also rose accordingly. Gross operating revenue reached R$1.97 billion, an increase of 22%. The growth is partly due to a 6.5% increase in electricity demand and tariff reviews and adjustments. In comparison with 2001, the first year of electricity rationing, the company achieved growth of 86% in revenue.

Another improvement 2005 results was the cash generation of the Sistema Cataguazes-Leopoldina. The adjusted EBTIDA stood at R$453.4 million last year, as compared to R$$382.9 million in 2004. Over the past four years the growth has accrued 140%, which represents an annual growth average of 24.4%. In addition to maximizing the gains in its revenues, the Sistema Cataguazes-Leopoldina has taken measures to lower operating costs, improve its debt profile and adapt it to the company's capital structure.



Adjusted EBITDA - Consolidated CFLCL
- R$ million -
21.6%
27.7%
31.3%
32.3%
32.3%
188.5
225.9
312.6
382.9
453.4
2001
2002
2003
2004
2005
EBITDA
Margin

Shareholders Funcef and FondElec relinquish the request to suspend the CFLCL capital increase

On March 27, 2006 Fundação dos Economiários Federais – Funcef, and Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L.P. relinquished the right upon which a lawsuit filed against CFLCL were based, under which injunctions were granted: (i) suspended the CFLCL capital increase approved by the Board of Directors on February 21, 2006. and (ii) determined no acts be carried out which could result in the implementation of the aforesaid capital increase. As soon as the relinquishments have been rectified, which have already been applied at Court, the Company may therefore continue to implement the capital increase, subject to restarting the term for exercising pre-emptive rights, for the period remaining before the suspension.

Sobrapar acquires the equity interests held by Funcef and FondElec in CFLCL

On March 27, 2006, the shareholder Sobrapar Sociedade Brasileira de Organização e Participações Ltda., notified the Company it had executed purchase and sale agreements for 12,452,374,290 preferred class "A" shares issued by CFLCL with Fundação dos Economiários Federais – Funcef and 6,256,522,235 common shares and 11,177,615,828 preferred class "A" shares with Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L.P., contracts which are subject to certain precedent conditions which should be verified by April 18, 2006. Sobrapar and its subsidiary the shareholder Energia do Brasil Participações Ltda. stated their interest to the Company of participating in discussions concerning a possible reformulation and simplification of the corporate ownership structure of the Company and its subsidiaries, not involving any changes to the current corporate control structure, under the process of segregating the electricity generation and distribution activities as required by Law 10.848/2004.

CFLCL shall maintain its shareholders and the market posted about any developments in this matter and the performance of the precedent conditions mentioned above as soon as it is notified of this information by Sobrapar.

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICITY TRADED COMPANY
CNPJ/MF 19.527.639/0001-58

NOTICE TO THE SHAREHOLDERS

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA ("CFLCL" or "Company") hereby gives notice to its shareholders and the market of the partial result of the capital increase approved at the Board of Directors Meeting held on February 21, 2006:

(i) Number of shares subscribed during the term to exercise the preemptive right: 42,498,646,995 common shares

(ii) Amount of surpluses determined: 1,361,003,005 common shares, and

(iii) Apportionment of the right to subscribe surpluses between the shareholders expressing an interest in the surpluses: 0.335851 common shares for each common share subscribed during the term to exercise the preemptive right.

In accordance with the Notice to the Shareholders published on February 21, 2006 and the Company Notice published on March 29, 2006, the shareholders who during the term to exercise the preemptive right express an interest in subscribing the surpluses shall have until 3 PM on April 7, 2006 to subscribe and pay in the shares apportioned, pursuant to the Notice to the Shareholders published on February 21, 2006.

Cataguases, April 03, 2006.

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICITY TRADED COMPANY
CNPJ/MF 19.527.639/0001-58

NOTICE TO THE SHAREHOLDERS

ERRATA

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA hereby amends the information set out in the Notice to the Shareholders published on April 04, 2006, as follows:

> "*(iii) Apportionment of the right to subscribe surpluses between the shareholders expressing an interest in the surpluses: 0.03733 common shares for each common share subscribed during the term to exercise the preemptive right.*"

The rest of the information set out in said Notice to the Shareholders remains unaltered.

Cataguases, April 04, 2006.

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
Publicity Traded Company
CNPJ 19.527.639/0001-58

Company Notice

Pursuant to CVM Directive 358/2002, Companhia Força e Luz Cataguazes-Leopoldina ("Company"), hereby gives notice to the market that the shareholder Gipar S.A. ("Gipar") has notified Company management on the date hereof that at the Extraordinary General Meeting held on December 31, 2005, the interest held by Energia do Brasil Participações Ltda. (the current name of Alliant Energy Holdings do Brasil Ltda.) in the capital of Gipar was diluted to a percentage below its minimum voting interest in Gipar established by Article 8.3 (b) of the Company Shareholders' Agreement. On the date hereof the Company accordingly recorded in the company book that Energia do Brasil Participações Ltda. is no longer party to the aforementioned Shareholders' Agreement.

Cataguases, February 23, 2006.

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
Publicity Traded Company
CNPJ 19.527.639/0001-58

COMPANY NOTICE

Pursuant to the provisions established in CVM Directive 358/02, the company COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA ("CFLCL"), hereby informs its shareholders and the market of the following:

On March 22, 2006 CFLCL was informed about judicial decisions entailing injunctions, pronounced in the case records of two unclassified preliminary lawsuits, filed by (i) Fundação dos Economiários Federais – Funcef, and (ii) Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L.P.. The injunction in the first lawsuit stayed the capital increase of CFLCL approved by the Board of Directors at the meeting held February 21, 2006 ("RCA meeting"). The second injunction determined the company refrain from practicing any acts which could implement the capital increase approved at said RCA meeting.

In accordance with said legal decision, any acts relating to the implementation of the capital increase approved at the RCA meeting have therefore been stayed.

CFLCL is studying the measures to be adopted and will keep its shareholders and the market posted as to any development in the matter.

Cataguases, March 22, 2006.

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICITY TRADED COMPANY
CNPJ/MF 19.527.639/0001-58

MATERIAL FACT

Pursuant to the provisions established in CVM Directive 358/02, the company COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA ("CFLCL" or "Company"), hereby informs its shareholders and the market of the following:

1. Further to the Company Notice released by CFLCL on March 22, 2006, we give notice that on March 27, 2006 Fundação dos Economiários Federais – Funcef, and Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L.P. relinquished the right upon which the precautionary actions filed against CFLCL et al were based, under which injunctions were granted: (i) suspending the CFLCL capital increase approved by the Board of Directors at the meeting held on February 21, 2006 ("RCA") and (ii) determining no acts be carried out which could result in the implementation of the capital increase approved at the RCA.

1.1. As soon as the injunctions have been overturned, which shall be requested in an application to the Courts, the Company may therefore continue to implement the capital increase approved at the RCA, subject to restarting the term for exercising pre-emptive rights, for the period remaining before the suspension, so as to comply with the legal term of 30 days.

1.2. Following the pronouncement of the decision overturning the injunctions, a new company notice shall be published stating the dates for exercising pre-emptive rights and the conclusion of the capital increase process.

Cataguases, March 27, 2006.

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICITY TRADED COMPANY
CNPJ/MF 19.527.639/0001-58

MATERIAL FACT

Pursuant to the provisions established in art. 12 of CVM Directive 358/02, the company COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA ("CFLCL" or "Company"), hereby informs its shareholders and the market of the following:

1. On March 24, 2006, the shareholder Sobrapar Sociedade Brasileira de Organização e Participações Ltda., Corporate Taxpayer Registration Number (CNPJ/MF) 42.291.021/0001-53 ("Sobrapar"), notified the Company it had executed purchase and sale agreements for 12,452,374,290 preferred class "A" shares issued by CFLCL with Fundação dos Economiários Federais – Funcef and 6,256,522,235 common shares and 11,177,615,828 preferred class "A" shares with Fondelec Essential Services Growth Fund, L.P. and The Latin America Energy and Electricity Fund I, L.P., contracts which are subject to certain precedent conditions which should be verified by April 18, 2006 ("Equity Interest Acquisition Transactions").

   1.1. When executed, the Equity Interest Acquisition Transactions shall not alter the share control structure of CFLCL.

2. Sobrapar and the shareholder Energia do Brasil Participações Ltda. stated their interest to the Company of participating in discussions concerning a possible reformulation and simplification of the corporate ownership structure of the Company and its subsidiaries, not involving any changes to the current corporate control structure, under the process of segregating the electricity generation and distribution activities as required by Law 10.848/2004. However, there is no contract or agreement concerning this or the voting rights or the purchase and sale of these interests.

3. CFLCL shall maintain its shareholders and the market posted about any developments in this matter and the verification of the precedent conditions mentioned above as soon as it is notified of this information by Sobrapar.

4. After the acquisition of the shares addressed by this company notice, Sobrapar and its subsidiary Energia do Brasil Participações Ltda shall be the direct owners of 17,299,627,583 common shares and 64,954,198,906 preferred class "A" shares issued by CFLCL, in addition to holding an interest equal to 49.4% of the total capital in Gipar S.A., which in turn holds 26,411,096,972 common shares and 1,703,481,951 preferred class "A" shares issued by CFLCL.

Cataguases, March 27, 2006.

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA
PUBLICITY TRADED COMPANY
CNPJ/MF 19.527.639/0001-58

MATERIAL FACT

Pursuant to the provisions established in CVM Directive 358/02, the company COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA ("CFLCL" or "Company"), hereby informs its shareholders and the market that on March 29, 2006 the Honorable Judge of the Fifth Business Court of Rio de Janeiro overturned the injunctions which prevented the performance of the capital increase resolved at the Board of Directors Meeting held February 21, 2006.

Therefore on March 31 the term to exercise the pre-emptive rights shall restart, which shall run until April 3, 2006 in order to compensate the two days during which exercising of the pre-emptive rights was suspended.

Due to the extension of the term to subscribe and trade the subscription rights to the common shares to be issued by CFLCL, as mentioned above, the three working day term to subscribe surpluses established in the Shareholders' Notice published on February 21, 2006 shall begin on April 5, 2006 and end on April 7, 2006, and an auction, if applicable, of the surplus balance shall be held on April 11, 2006 at the Sao Paulo Stock Exchange (BOVESPA).

Cataguases, March 29, 2006.

Maurício Perez Botelho
Investor Relations Director